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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------
                                  SCHEDULE TO/A
                             TENDER OFFER STATEMENT
    UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1
                            -------------------------
                                    LASMO PLC
                            (NAME OF SUBJECT COMPANY)
                            -------------------------
                            AMERADA HESS CORPORATION
                            (NAMES OF FILING PERSONS)

                           ORDINARY SHARES OF 25P EACH
                           AMERICAN DEPOSITARY SHARES
                         (TITLE OF CLASS OF SECURITIES)

                           G53831106: ORDINARY SHARES
                      501730204: AMERICAN DEPOSITARY SHARES
                    ----------------------------------------
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                            -------------------------
                           J. BARCLAY COLLINS II, ESQ.
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                            AMERADA HESS CORPORATION
                           1185 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 997-8500
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                            -------------------------
                                   COPIES TO:
                            TIMOTHY B. GOODELL, ESQ.
                                WHITE & CASE LLP
                           1155 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 819-8200


|_| Checkthe box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|  third-party tender offer subject to Rule 14d-1.

|_|  issuer tender offer subject to Rule 13e-4.

|_|  going-private transaction subject to Rule 13e-3.

|X|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|
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
     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed on December 13, 2000, relating to the offer by Amerada Hess Corporation ("Amerada Hess"), a Delaware corporation, to purchase
(i) all issued and to be issued ordinary shares of 25 pence each (the "LASMO Shares") of LASMO plc ("LASMO") on the basis of (pound)98.29 in cash and 1 new share of Amerada Hess for every 78.7 LASMO Shares and (ii) all American Depositary Shares of LASMO, each representing three LASMO Shares ("ADSs"), on the basis of (pound)294.87 in cash and 3 new shares of Amerada Hess for every
78.7 ADSs, upon the terms and subject to the conditions set forth in the Offer Document, dated December 13, 2000 (the "Offer Document"), and in the related Letter of Transmittal and Form of Acceptance (which, as they may be amended and supplemented from time to time, together constitute the "Offer").

ITEM 11.  ADDITIONAL INFORMATION.

     On December 21, 2000, Amerada Hess issued a press release noting the announcement by ENI S.p.A. of its intention to make a cash offer for all the issued ordinary shares of LASMO. While reserving the right to revise the terms of the Offer in the event of changed circumstances, Amerada Hess does not intend to revise the terms of the Offer. A copy of the press release is attached hereto as Exhibit (a)(11) and is incorporated herein by reference.

ITEM 12.  EXHIBITS.

     Item 12 is hereby amended and supplemented by adding the following:

     Exhibit (a)(11) Press Release by Amerada Hess dated December 21, 2000.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2000
                                          AMERADA HESS CORPORATION


                                          By: /s/ J. Barclay Collins II
                                             --------------------------
                                             Name:  J. Barclay Collins II
                                             Title: Executive Vice President and
                                                    General Counsel